

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Brian M. Strem, Ph.D.
Chief Executive Officer
Kiora Pharmaceuticals, Inc.
1371 East 2100 South, Suite 200
Salt Lake City, UT 84105

> **Re: Kiora Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2022**
> **File No. 333-268940**

Dear Brian M. Strem:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert A. Petitt, Esq.